SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 21 March 2014

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

March 21, 2014

Rt Hon Patricia Hewitt retires from BT Board

BT announced today that after six years' service, the Rt Hon Patricia Hewitt has decided to retire as a Non Executive Director of the company.
    Ms Hewitt joined the Board of Directors in March 2008 and has recently completed her second three-year term. She has served as BT's Senior Independent Director since July 2009, and will be replaced in that role by Nick Rose, former Chief Financial Officer of Diageo and a BT Board member since January 2011. These changes follow the appointment last month of ex ARM Holdings CEO
Warren East as a BT Non Executive Director and the recent announcement that BP's Iain Conn is to become a BT Non Executive Director in June.
    BT Chairman Sir Michael Rake said:
    "Patricia has made a substantial contribution to BT, serving as Senior Independent Director, Chair of our remuneration committee and Chair of our pensions committee. We have made great strides in recent years and are beginning to see the results of strategic decisions such as investing billions in fibre broadband. Patricia has played a full part in this important chapter in the history of BT and the company is extremely grateful for the advice and service she has given since joining the company in 2008."
    Ms Hewitt said:
    "It has been a huge privilege to serve on the Board of BT for the last six years. I am proud of the transformation that BT has achieved over this time, including the creation of Europe's best fibre broadband network. I am a strong believer that good corporate governance requires a healthy amount of movement amongst Non Executive Directors. After two full terms on the Board and a variety of roles, I have decided that the completion of my sixth year is the right time for me to stand down. I wish BT every success in the future."

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site:
http://www.btplc.com/News

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2013, BT Group's reported revenue was £18,103m with reported profit before taxation of £2,315m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 21 March 2014